December 16, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Attn: Ryan Rohn, Senior Staff Accountant

Re: System1, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
Form 8-K dated May 12, 2022
Response dated August 23, 2022
Response dated September 23, 2022
File No. 001-39331

Dear Mr. Rohn:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated December 2, 2022, addressed to Tridivesh Kidambi, Chief Financial Officer of System1, Inc. (the “Company”), regarding the Company’s Current Report on Form 8-K dated May 12, 2022.

For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced in full from the Staff’s letter, provided in bold, italics, and followed by the Company’s response to the Staff’s comment.

1.We have reviewed your response to prior comment 3. We continue to believe that the adjustment to add back "One-time Ad Credit Impact" to arrive at Adjusted Gross Profit is inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, as issuing ad credits appears to be part of your ordinary course of business. Please revise your presentation accordingly.

RESPONSE: In response to the Staff’s comment, the Company acknowledges the Staff’s continued reference to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, as further updated on December 13, 2022.

The Company respectfully seeks to clarify its previous response to the Staff’s comment with respect to its treatment of the “One-time Ad Credit” (the “Adjustment”) within its Non-GAAP financial measures presentation. The Adjustment is for the amount of the Company’s traffic acquisition costs (i.e. an expense) which have not yet been recovered or refunded by the third-party traffic source, and therefore the Adjustment reflected in Adjusted Gross Profit and Adjusted EBITDA is not related to the revenue impact of any ad credits applied by the Company’s Revenue Partners to advertising revenue.

The Company agrees with the Staff that ad credits applied by the Company’s Revenue Partners are typical in the ordinary course of the Company’s advertising business. Typically, when an ad credit is applied by the Company’s Revenue Partners for traffic which the Revenue Partner has determined to be fraudulent/invalid, the Company in turn receives a corresponding refund of the costs expended by the Company to acquire such fraudulent/invalid traffic from its traffic acquisition partners during the same period. For the Adjustment in question, it is different and unique in that the Company only received a partial refund from its traffic acquisition partner in the relevant period, and the Company continues to actively seek recovery of the remaining unrefunded balance. The unusual nature of only receiving a partial refund of the expended

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amount is not typical within the Company’s operating cycle of transactions that the Company has with its traffic acquisition partners, and is the first (and only) occurrence of such a situation that the Company has experienced to date with respect to ad credits. If the Company recovers the remaining balance in the future, it will also provide that adjustment in the relevant period.

The Company believes that its Adjusted Gross Profit and Adjusted EBITDA metrics, after giving effect to the Adjustment, are not misleading and provide a clearer picture to the Company’s investors with respect to how to the Company’s management views its financial performance, specifically with respect to margins, and makes subsequent operating and strategic decisions.

The Company respectfully advises the Staff that the Company will change how it refers to this line item in its Adjusted Gross Profit and Adjusted EBITDA reconciliations to “Unrecovered Traffic Acquisition Costs Related to Fraudulent/Invalid Traffic” in future earnings releases.

Should the Staff have additional questions or comments regarding the foregoing letter, please do not hesitate to contact me at (909) 720-6902 or via email at tridi@system1.com.

Very truly yours,

System1, Inc.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc:	Stephen Krikorian, Accounting Branch Chief - Securities and Exchange Commission
Steven B. Stokdyk, Latham & Watkins LLP

4235 Redwood Avenue Marina Del Rey, CA 90066